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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________________________________________

FORM 6-K
____________________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission File Number: 000-56830
____________________________________________________________________________

BROOKFIELD BUSINESS CORPORATION
(Translation of registrant's name into English)
____________________________________________________________________________

Brookfield Place
225 Liberty Street, 8th Floor
New York, NY, 10281-1048

(Address of principal executive office)
____________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                Form 40-F ☐

Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Business Corporation's registration statement on Form F-10 (File No: 333-294846).

EXHIBIT LIST

Exhibit	Title
99.1	Brookfield Business Corporation’s interim report for the quarter ended June 30, 2026
99.2	Form 52 — 109F2 — Certification of Interim Filings — CEO
99.3	Form 52 — 109F2 — Certification of Interim Filings — CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION
/s/ A.J. Silber
Date: August 5, 2026	By:	Name: A.J. Silber Title: Managing Director, General Counsel and Corporate Secretary
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EXHIBIT LIST

SIGNATURES